Exhibit 99.1

Merus Labs Reports Fiscal Q2 2016 Results

•	Net Revenue of $19.7 million, a 55% increase over Q2 2015
•	Adjusted EBITDA of $11.0 million, an 17% increase over Q2 2015
•	Conference call at 8:30 a.m. ET on May 12, 2016

TORONTO, May 11, 2016 /CNW/ - Merus Labs International Inc. ("Merus" or the "Company") [TSX: MSL, NASDAQ: MSLI] today announced its financial results for its second quarter of fiscal year 2016.

Corporate Highlights

"During fiscal Q2 2016, our accelerated business development focus resulted in closing two product acquisition deals, one with UCB and another with Sanofi, roughly doubling the size of our Company. Our franchises in both cardiovascular and women's health, and our product diversity were enhanced with the addition of seven established products during the quarter," commented Barry Fishman, CEO of Merus Labs.

For fiscal Q2 2016, the Company incurred a net loss of $3.4 million compared to a net income of $1.8 million for the prior year period. Revenues for the quarter were $19.7 million, earnings before interest, taxes, depreciation and amortization ("EBITDA") was $8.9 million and adjusted EBITDA which adds back non-cash share based compensation expense, foreign exchange and investment expenses was $11.0 million. For the same period last year, revenues, EBITDA, and adjusted EBITDA were $12.7 million, $9.4 million and $9.4 million, respectively.

Revenues were considerably higher in fiscal Q2 2016 compared to the same quarter last year, as a result of the acquisitions of two new product portfolios in February and March 2016, the additions of Salagen and Estraderm in mid-2015, along with a shift to recording most of our Sintrom sales on a gross basis.  The second quarter fiscal 2016 results include earnings from the newly acquired products from the date of acquisition through March 31, 2016.

Product Sales

"We are pleased with our fiscal second quarter results, which confirm the predictability of our business. Our underlying business is performing as we have planned.  Our focused demand-creation strategies in select markets for Emselex continue to make an impact. We continue to experience growth outpacing the market in Belgium and Portugal and are executing new launches in Czech Republic and Hungary in fiscal Q3, 2016," stated Barry Fishman, Chief Executive Officer.

Revenues attributable to Emselex for the second quarter of fiscal 2016 were $6.4 million, compared to $9.2 million for the same period last year.  Revenues for Enablex were lower in the current year period compared to the prior year due primarily to the lower price for Enablex in Germany, its biggest market.  A new maximum reimbursable price for Emselex in Germany  required the Company to reimburse wholesalers and distributors for the price difference for stock on hand.  Further, revenues for the prior year quarter ended March 31, 2015 were higher than usual due to the normalization of inventory levels with a new partner in Germany.

As previously communicated, in July 2014, the German Federal Joint Committee (GB-A) initiated a process to review the establishment of a new "jumbo class" for overactive bladder products.  While volumes are expected to remain relatively stable going forward, revenue from the German market is expected to be lower by approximately 60% compared to the previous periods due to price reduction.

Revenues from Sintrom during fiscal Q2 2016 were $6.3 million, compared to $2.9 million for the prior year period. The increase in Sintrom revenue is primarily related to the transition from recording revenue on a net basis in prior periods to a mostly gross basis. On a fully gross basis, Sintrom revenue would have been $8.1 million and $7.1 million in the current and prior period, respectively. In-market revenues continue to hold steady with slightly higher shipments than normal in the current quarter. During fiscal Q2 2016, the majority of revenues from Sintrom began being recorded on a gross basis rather than a net basis as a result of the marketing authorizations and commercial operations being transferred.

Revenues from the newly-acquired nitrates portfolio in the period were $2.9 million. Revenues were recorded from February 4, 2016, the date of acquisition, through March 31, 2016.  Similar to Sintrom, revenues from the nitrates portfolio were recorded on a net basis, whereby revenues were recorded net of cost of goods and selling expenses.  Had the Company recorded nitrates portfolio revenues on a gross basis, revenues and cost of goods would have been higher by $4.1 million.  Cost of goods were higher than expected in the current period as the Company works through inventory which existed at the time of acquisition.  The existing inventory is required to be purchased at a higher transfer price as part of the acquisition agreement.  This situation is expected to continue into fiscal Q3 2016, at which time newly produced goods will be purchased at a lower cost and margins will improve.

Revenues from the Sanofi portfolio acquired during the period were $0.6 million.  These revenues represent net sales from the date of acquisition, March 7, 2016, through March 31, 2016.  These revenues have been, and will continue to be, recorded on a gross basis as the nature of the arrangement means that the Company is deemed to be acting as principal from the date of acquisition.

Revenues from Salagen during the three months ended March 31, 2016 were $1.9 million. Revenues from Estraderm during the three months ended March 31, 2016 were $1.2 million.  These products were not owned by Merus in the comparative prior period.  Similar to Sintrom, during the current period, the Company recorded these product revenues in the statements of operations entirely on a net basis, whereby revenues were recorded net of cost of goods and selling expenses.  Had the Company recorded Salagen on a gross basis, revenues and cost of goods would have been higher by $0.3 million. Had the Company recorded Estraderm on a gross basis, revenues and cost of goods would have been higher by an additional $0.3 million.

Revenues attributable to Vancocin were $0.4 million for Q2 2016 compared to $0.7 million for Q2 2015. The decrease in revenue from this product on an year-over-year basis is entirely related to the true-up of the product's return provision as the Company experienced higher than usual returns during the period.  Gross sales, however, were relatively similar in both periods and indicative of a stabilization in the market subsequent to the entry of a second generic Vancomycin in mid-2014.

In summary, had the Company recorded all revenues on a gross basis, revenue for the current quarter would have been $26.2 million, compared to approximately $16.9 million for the same period last year.

The Company's balance sheet remains strong, with net debt under $160 million, or less than 2.7 times forward adjusted EBITDA, with the expectation that net debt will be less than 2.5 times forward adjusted EBITDA by the end of the fiscal year.

Fiscal 2016 Guidance

As we recently communicated, the Company anticipates fiscal 2016 adjusted EBITDA, without consideration of additional acquisitions, to be in the $47 million to $50 million range. Our pipeline remains robust, and we continue to look at a wide spectrum of opportunities including legacy products and growth assets.

Conference Call

The Company will hold a conference call tomorrow, Thursday, May 12th at 8:30am ET to discuss the Q2 2016 results.  The conference call can be accessed by dialing +1-888-241-0551 and entering conference ID 12235811.  International participants may dial +1-647-427-3415.  A replay will be made available shortly after the call at the above number.

About Merus Labs

Merus Labs is a specialty pharmaceutical company focused on acquiring established products. The Company leverages its expertise and commercial platform in Europe, Canada and select other markets to deliver value.

Non-IFRS Financial Measures

The terms "EBITDA" and "adjusted EBITDA" are non-IFRS measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. The Company believes EBITDA and adjusted EBITDA are important measurements that allow it to assess the operating performance of its ongoing business on a consistent basis without the impact of amortization and impairment expenses, debt service obligations and other non-operating items. The Company excludes amortization and impairment expenses because their level depends substantially on non-operating factors such as the historical cost of intangible assets. The Company defines EBITDA as earnings before interest expense, taxes, depreciation and amortization (including impairment charges). Adjusted EBITDA is the same measure with additional adjustments for non-cash stock based compensation), foreign exchange gains or losses, investment income or expense, and acquisition costs. The Company's method for calculating EBITDA and adjusted EBITDA may differ from that used by other issuers and, accordingly, this measure may not be comparable to EBITDA and adjusted EBITDA used by other issuers. See the Company's MD&A for a reconciliation of these measures to loss from continuing operations (the nearest IFRS measure). Management's discussion and analysis, containing a full analysis of financial results, is available on EDGAR (www.sec.gov/edgar.shtml) and on SEDAR (www.sedar.com).

Future-Oriented Financial Information

To the extent any forward-looking statements in this press release constitutes future-oriented financial information or financial outlooks within the meaning of securities laws, such information is being provided to demonstrate the potential financial performance of Merus and readers are cautioned that this information may not be appropriate for any other purpose and that they should not place undue reliance on such future-oriented financial information and financial outlooks. Future-oriented financial information and financial outlooks, as with forward-looking information generally, are, without limitation, based on the assumptions and subject to the risks set out below under "Forward-Looking Statements".

Forward-Looking Statements

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include statements relating to the Company's future business and operating plans, guidance as to EBITDA and adjusted EBITDA for future financial periods, the future pricing of the Company's products, the Company's ability to acquire future products, the Company's ability to secure financing to complete acquisitions, and the Company's future results of operations (including, without limitation, statements with respect to revenue, EBITDA and Adjusted EBITDA). Such statements involve assumptions relating to the Company's business, including government regulation of the pricing of the Company's products, the competitive environment of the Company's products, the stability of foreign exchange rates and the availability of prospective acquisition targets. Although the Company's management believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results to be materially different from any future results expressed or implied by these statements, including the guidance provided in this press release. Such factors include the following: general economic and business conditions, changes in demand for Merus' products, changes in competition, the ability of Merus to integrate acquisitions or complete future acquisitions (including the Acquisition), Merus' ability to complete any financing, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. Investors should refer to the Company's MD&A, Annual Information Form and Annual Report on 40-F for a more comprehensive discussion of the risks that are material to the Company and its business. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Merus that Merus' plans, objectives and guidance will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

SOURCE Merus Labs International Inc.

%CIK: 0001031516

For further information: Contact Information: Phone: (416) 593-3725, Email: info@meruslabs.com

CO: Merus Labs International Inc.

CNW 16:00e 11-MAY-16